                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 7) (1)

                                PRICESMART, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    741511109
                                 (CUSIP Number)

                                  JACK MCGRORY
                             C/O THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   MAY 2, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 2 OF 12 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Price Group LLC
     52-2255962
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   0 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   6,820,204 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   0 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   6,820,204 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,820,204 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 3 OF 12 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Price Charities (formerly known as San Diego Revitalization Corp.)
     33-0898712
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   0  (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   3,885,335  (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   0  (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   3,885,335  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,885,335 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 4 OF 12 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sol Price
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   891,759  (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   10,705,539  (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   891,759  (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   10,705,539  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,597,298  (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 5 OF 12 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert E. Price
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   610 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   13,836,863 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   610 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   13,836,863 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,837,473  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 6 OF 12 PAGES


               This Amendment No. 7 relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company ("Price Group"), Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit corporation ("Price Charities"), Sol Price, a natural person, and Robert E. Price, a natural person, with the Securities and Exchange Commission ("SEC") on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006 (such Schedule 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a), (f) This statement on Schedule 13D is being jointly filed by (i) The Price Group LLC, a California limited liability company ("Price Group"), (ii) Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit corporation ("Price Charities"), (iii) Sol Price, a natural person and citizen of the United States of America, and (iv) Robert E. Price, a natural person and citizen of the United States of America.

               The managers of Price Group (the "Price Group Managers"), each of whom is a citizen of the United States of America, are as follows:

                         Sol Price         Manager
                         Robert E. Price   Manager
                         Jack McGrory      Manager
                         Murray Galinson   Manager
                         Mitch Lynn        Manager

               The directors and executive officers of Price Charities (collectively, the "Price Charities Directors and Officers"), each of whom is a citizen of the United States of America, are as follows:

                         Sol Price         Director and Chairman of the Board
                         Robert E. Price   Director and President
                         Jack McGrory      Director and Executive Vice President
                         Allison Price     Director
                         Murray Galinson   Director
                         William Gorham    Director

               Each of Price Group, Price Charities, Mr. S. Price and Mr. R. Price affirms membership in a group with each other. Each of Price Group, Price Charities, Mr. S. Price and Mr. R. Price disclaims membership in a group with the Price Group Managers (other than Mr. S. Price and Mr. R. Price) and the Price Charities Directors and Officers (other than Mr. S. Price and Mr.
               R. Price).

     (b)-(c) The principal executive office of Price Group and Price Charities, and the principal business address of each of Mr. S. Price, Mr. R. Price, the Price Group Managers (other than Mr.
               Lynn) and the Price Charities Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Lynn is 2245 San Diego Avenue, No. 223, San Diego, California 92110.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 7 OF 12 PAGES


               The principal business of Price Group is real estate and investment. The principal business of Price Charities is to function as a public charity. The principal occupation of Mr. S. Price is self-employed investor and manager of Price Group. The principal occupation of Mr. R. Price is Chief Executive Officer of PriceSmart. Mr. R. Price also is a manager of Price Group. The principal occupation of each of Mr. McGrory and Mr. Galinson is manager of Price Group. The principal occupation of each of Mr. Gorham and Mr. Lynn is self-employed investor. Ms. A. Price is not presently employed.

     (d)-(e) During the last five years, neither Price Group, Price Charities, Mr. S. Price, Mr. R. Price, any of the Price Group Managers, nor any of the Price Charities Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to include the following information:

          On May 3, 2007, the Sol and Helen Price Trust purchased 3,200 shares of Common Stock on the open market at a price of $16.93 per share. The source of the funds used by the Sol and Helen Price Trust to purchase such shares was personal funds of Mr. S. Price and Ms. H. Price or working capital of the Sol and Helen Price Trust.

          On May 3, 2007, the Robert and Allison Price Trust purchased 4,000 shares of Common Stock on the open market at a price of $16.93 per share. The source of the funds used by the Robert and Allison Price Trust to purchase such shares was personal funds of Mr. R. Price and Ms. A. Price or working capital of the Robert and Allison Price Trust.

          On May 4, 2007, the Sol and Helen Price Trust purchased 12,800 shares of Common Stock on the open market at a price of $16.97 per share. The source of the funds used by the Sol and Helen Price Trust to purchase such shares was personal funds of Mr. S. Price and Ms. H. Price or working capital of the Sol and Helen Price Trust.

          On May 4, 2007, the Robert and Allison Price Trust purchased 12,500 shares of Common Stock on the open market at a price of $16.98 per share. The source of the funds used by the Robert and Allison Price Trust to purchase such shares was personal funds of Mr. R. Price and Ms. A. Price or working capital of the Robert and Allison Price Trust.

          On May 7, 2007, the Sol and Helen Price Trust purchased 1,000 shares of Common Stock on the open market at a price of $16.98 per share. The source of the funds used by the Sol and Helen Price Trust to purchase such shares was personal funds of Mr. S. Price and Ms. H. Price or working capital of the Sol and Helen Price Trust.

          On May 7, 2007, the Robert and Allison Price Trust purchased 1,846 shares of Common Stock on the open market at a price of $16.97 per share. The source of the funds used by the Robert and Allison Price Trust to purchase such shares was personal funds of Mr. R. Price and Ms. A. Price or working capital of the Robert and Allison Price Trust.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 8 OF 12 PAGES


Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

     (a)-(b) Price Group, Price Charities, Mr. S. Price and Mr. R. Price presently may be deemed to beneficially own, in the aggregate, 14,729,232 shares of Common Stock, which represent approximately 49.8% of the outstanding Common Stock.((2)) Price Group, Price Charities, Mr. S. Price, Mr. R. Price, the Price Group Managers and the Price Charities Directors and Officers presently may be deemed to beneficially own, in the aggregate, the equivalent of 14,761,882 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 14,940 shares of Common Stock), which represent approximately 49.9% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of Price Group, Price Charities, Mr. S. Price, Mr. R. Price, the Price Group Managers and the Price Charities Directors and Officers is as follows: (3)

                         Price Group presently may be deemed to beneficially own 6,820,204 shares of Common Stock, which represent approximately 23.1% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 6,820,204 shares over which it may be deemed to have shared voting and dispositive power.

                         Price Charities presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 3,885,335 shares over which it may be deemed to have shared voting and dispositive power.

                         Mr. S. Price presently may be deemed to beneficially own 11,597,298 shares of Common Stock, which represent approximately 39.2% of the outstanding Common Stock, 891,759 shares over which he may be deemed to have sole voting and dispositive power and 10,705,539 shares over which he may be deemed to have shared voting and dispositive power. Helen Price is the wife of Mr. S. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

----------
(2)  All calculations of percentage ownership in this Schedule 13D are based on
     (i) approximately 29,552,580 shares of Common Stock estimated to be issued and outstanding as of March 30, 2007, as reported in the Prospectus Supplement No. 1, filed by PriceSmart with the SEC on May 2, 2007, plus
     (ii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

(3) Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers and the Price Charities Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of the Price Group Managers all include 6,820,204 shares held by Price Group, and the shares disclosed for each of the Price Charities Directors and Officers all include 3,885,335 shares held by Price Charities.

     Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 9 OF 12 PAGES


                         Mr. R. Price presently may be deemed to beneficially own 13,837,473 shares of Common Stock, which represent approximately 46.8% of the outstanding Common Stock, 610 shares over which he may be deemed to have sole voting and dispositive power and 13,836,863 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr. R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                         Mr. McGrory presently may be deemed to beneficially own the equivalent of 10,718,219 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 7,470 shares of Common Stock), which represent approximately 36.3% of the outstanding Common Stock, 7,470 shares over which he may be deemed to have sole voting and dispositive power and 10,710,749 shares over which he may be deemed to have shared voting and dispositive power.

                         Mr. Galinson presently may be deemed to beneficially own the equivalent of 10,725,509 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 7,470 shares of Common Stock), which represent approximately 36.3% of the outstanding Common Stock, 19,970 shares over which he may be deemed to have sole voting and dispositive power and 10,705,539 shares over which he may be deemed to have shared voting and dispositive power.

                         Mr. Lynn presently may be deemed to beneficially own 6,820,204 shares of Common Stock, which represent approximately 23.1% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 6,820,204 shares over which he may be deemed to have shared voting and dispositive power.

                         Mr. Gorham presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,885,335 shares over which he may be deemed to have shared voting and dispositive power.

               Except as set forth below, to the extent any of Price Group, Price Charities, Mr. S. Price, Mr. R. Price, the Price Group Managers or the Price Charities Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of Price Group, Price Charities, Mr. S. Price, Mr. R. Price, the Price Group Managers or the Price Charities Directors and Officers. The exceptions are as follows:

                         Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 18,805 shares of Common Stock with Rebecca Brewer (formerly Rebecca Price) and 18,805 shares of Common Stock with Sarah Price. Ms. Brewer is employed by the Price Family Charitable Fund, and Ms. S. Price is an actress.

                         Mr. McGrory may be deemed to share voting and dispositive power over 5,210 shares of Common Stock with Ben Price. Mr. B. Price is self-employed.

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 10 OF 12 PAGES


                         The principal business address of each of Ms. Brewer, Ms. S. Price and Mr. B. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                         None of Ms. Brewer, Ms. S. Price and Mr. B. Price has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                         Each of Ms. Brewer, Ms. S. Price and Mr. B. Price is a citizen of the United States of America.

               Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Charities, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the Price Charities Directors and Officers. Except for PriceSmart securities held by Price Charities, Price Charities disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, Mr. S. Price, Mr.
               R. Price, any of the Price Group Managers or any of the Price Charities Directors and Officers. Except for PriceSmart securities held by Mr. S. Price, either directly or through entities under his control, Mr. S. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, Price Charities, Mr. R. Price, any of the Price Group Managers or any of the Price Charities Directors and Officers. Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, Price Charities, Mr. S. Price, any of the Price Group Managers or any of the Price Charities Directors and Officers.

     (c) On May 2, 2007, Price Group distributed an aggregate of 428,525 shares of Common Stock to two of its members in redemption of all of their membership interests in Price Group.

               The information set forth above in Item 3 is hereby incorporated by reference in response to this Item 5(c).

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 11 OF 12 PAGES


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2007


                                        THE PRICE GROUP LLC


                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:    Jack McGrory
                                        Title: Manager


                                        SAN DIEGO REVITALIZATION CORP.


                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:    Jack McGrory
                                        Title: Executive Vice President


                                        SOL PRICE


                                        /s/ Sol Price
                                        ----------------------------------------


                                        ROBERT E. PRICE


                                        /s/ Robert E. Price
                                        ----------------------------------------

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 12 OF 12 PAGES


                                  EXHIBIT INDEX

Exhibit No.                             Description of Exhibit
-----------                             ----------------------
     1 Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (incorporated by reference to Exhibit 1 to the
              Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on October 29, 2004).

     2 Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).

     3 Grant Agreement, dated as of December 22, 2005, by and among Sol Price, the Sol and Helen Price Trust and San Diego Revitalization Corp. (incorporated by reference to Exhibit 3 to Amendment No. 4 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on January 9, 2006).

     4 Put Option Agreement, dated as of September 20, 2004, and amended and restated as of January 7, 2005, by and between The Price Group LLC and International Finance Corporation (incorporated by reference to Exhibit 4 to Amendment No. 5 to Schedule 13 D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on February 14, 2006).